CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES

CHANGE TO THE BOARD OF DIRECTORS

ATHENS, Greece, September 12, 2014 -- Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership”) announced today that Mr. Nikolaos Syntychakis has resigned as a director of the board of directors of the Partnership (the “Board”), effective September 9, 2014.  Mr. Syntychakis was a director appointed by Capital GP L.L.C., the Partnership’s general partner.  The Partnership’s general partner appointed Mr. Petros Christodoulou as a director to replace Mr. Syntychakis.  As the Partnership announced on September 8, 2014, Mr. Christodoulou succeeded Mr. Ioannis E. Lazaridis as Chief Executive Officer and Chief Financial Officer of the Partnership’s general partner.  The initial term of Mr. Christodoulou’s appointment to the Board will expire at the Partnership’s 2016 annual general meeting.

Brief Biography of Mr. Christodoulou

Mr. Christodoulou was most recently Deputy Chief Executive Officer and Member of the Board of the National Bank of Greece S.A.  He served in such capacity and as a member of the Executive Committees of each of the National Bank of Greece and of the Hellenic Banking Association from June 2012 to July 2014.  Mr. Christodoulou joined the National Bank of Greece in September 1998 and previously held the positions of Treasurer and General Manager of the bank.  In February 2010, Mr. Christodoulou joined the Public Debt Management Agency (PDMA) of the Hellenic Republic as its General Manager at the time that the Sovereign had lost access to the markets.  In that capacity, Mr. Christodoulou led the negotiations with the private creditors that led to the largest sovereign debt restructuring in history.  Upon its completion in May 2012, Mr. Christodoulou rejoined NBG as Deputy CEO and Member of the Board.  Mr. Christodoulou will maintain his position as a Member of the Board of NBG.

Mr. Christodoulou started his career in banking in 1985 with Credit Suisse First Boston in London.  In 1987 he moved to Goldman Sachs in London, as Head of Money Markets Trading, and from 1989 to September 1998 he served in several managerial positions with J.P. Morgan in London, initially as Vice President and later as Managing Director of Emerging Markets.  Mr. Christodoulou serves as a Chairman on the Board of Directors of Astir Palace S.A. and as a member on the Board of Directors of NBG.  He holds a Master in Business Administration (MBA) from Columbia University in New York with a specialization in Finance and Global Markets and a Bachelor of Commerce from the Athens University of Economics and Business.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven Post Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group Inc., A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., Engen Petroleum, Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Petros Christodoulou, CEO and CFO	Nicolas Bornozis
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: p.christodoulou@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com